UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 5, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

ANI Pharmaceuticals, Inc.

File No. 333-185391 and 001-31812 – CF#35981

ANI Pharmaceuticals, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on December 11, 2012. ANI Pharmaceuticals, Inc. also requested confidential treatment for information it excluded from the Exhibits to a Form10-K filed on February 27, 2018.

Based on representations by ANI Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.58	S-4	12/11/2012	through February 26, 2023
10.25	10-K	02/27/2018	through February 26, 2023
10.26	10-K	02/27/2018	through February 26, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary